

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Sheela Mohan-Peterson
Vice President, Legal
Surrozen, Inc./DE
171 Oyster Point Blvd, Suite 300
South San Francisco, CA 94080

Re: Surrozen, Inc./DE
Registration Statement on Form S-1
Filed September 13, 2021
File No. 333-259496

Dear Ms. Mohan-Peterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Tenta